AMENDMENT NO. 1 TO FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           GreenMan Technologies, Inc.
             (Exact name of registrant as specified in its charter)

               Delaware                                71-0724248
        (State of incorporation                     (I.R.S. Employer
           or organization)                      Identification Number)

7 Kimball Lane, Building A, Lynnfield, MA                01940
 (Address of principal executive offices)             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class              Name of each exchange on which
          to be so registered              each class is to be registered

             Common Stock,                 American Stock Exchange, Inc.
        par value $.01 per share


      If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

      If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

      Securities Act registration statement file number to which this form relates: N/A (if applicable)

      Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

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      INFORMATION REQUIRED IN REGISTRATION STATEMENT

      Item 1. Description of Registrant's Securities to be Registered.

      The authorized capital stock of GreenMan Technologies, Inc. (the "Corporation") consists of 20,000,000 shares of common stock, $.01 par value per share (the "Common Stock"), and 1,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). The following description of the capital stock of the Corporation is qualified in its entirety by reference to the Corporation's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and By-Laws (the "By-Laws"), copies of which are incorporated by reference from documents filed with the Securities and Exchange Commission.

      Common Stock

      Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. There are no cumulative voting rights. The holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. The Common Stock is not subject to redemption. Upon any liquidation, distribution or sale of assets, dissolution or winding up of the Corporation, the holders of Common Stock are entitled to share pro rata in the assets of the Corporation available for distribution after provision for the payment of creditors and subject to the preferential rights of any then outstanding Preferred Stock. The outstanding shares of Common Stock are fully paid and nonassessable. There are no restrictions on transferability contained in the Certificate of Incorporation or By-Laws. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Prior to the effectiveness of this Registration Statement, the Common Stock is traded on the OTC Bulletin Board. Upon the effectiveness of this Registration Statement, the Common Stock will be listed on the American Stock Exchange.

      Preferred Stock and Class B Preferred Stock

      The Corporation's Board of Directors may, without further action of the Corporation's stockholders, issue up to 1,000,000 shares of Preferred Stock in one or more classes and one or more series and fix the number of shares constituting any such class or series. The Board of Directors has designated 320,000 shares of the Preferred Stock as Class B Convertible Preferred Stock, par value $1.00 per share (the "Class B Preferred Stock"). The Board may fix the rights and preferences of any class or series of the remaining 680,000 shares of Preferred Stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), maturity dates, redemption prices and liquidation preferences). The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Corporation.

      Certain Charter, By-Law and Statutory Provisions

      Certain provisions, described below, of the Certificate of Incorporation, the By-Laws and Section 203 of the General Corporation Law of the State of Delaware (discussed below) could have the effect, either alone or in combination with each other, of delaying, deferring or preventing a change in control of the Corporation.

      The By-Laws provide that special meetings of stockholders may be called only by the Corporation's Board of Directors, its Chairman of the Board, its President or the holders of at least 10% of the shares entitled to vote at such a meeting. Moreover, the business permitted to be conducted at any meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting and to matters brought before the meeting by the Board of Directors or the presiding officer of the meeting. Advance notice of stockholder nominations for directors and any other stockholder proposals to be brought before meetings of stockholders is required to be given in writing to the Secretary of the Corporation within the time periods and following the procedures set forth in the By-Laws.

      The Certificate of Incorporation includes a provision eliminating the liability of its directors to the Corporation or to its stockholders for monetary damages for breaches of fiduciary duty by such directors, to the extent permitted by Delaware law. In addition, the Certificate of Incorporation contains provisions providing for the indemnification of the Corporation's officers and directors to the maximum extent permitted by Delaware law from expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons by reason of their being officers or directors of the Corporation. The By-Laws provide that the Corporation's directors may be removed, with or without cause, only with the vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the shares of capital stock of the Corporation issued and outstanding and entitled to vote at an election of directors, and provides that any director elected by a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series. These provisions could have the effect of delaying a change in control of the Corporation even if the holders of a majority (but less than 66-2/3%) of the corporation's voting securities desire such a change.

      The By-Laws require a vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the shares of capital stock of the Corporation issued and outstanding and entitled to vote in order to alter, amend or repeal, or make any new By-Laws inconsistent with, Article I (governing certain rights of the stockholders of the Corporation, including the rights to call meetings of stockholders and to make stockholder proposals at meetings) and Article II (governing the activities of the directors of the Corporation, including the removal of members of the Board). These supermajority voting provisions for changes by stockholders affecting Articles I or II of the By-Laws do not affect the ability of the Corporation's Board of Directors to amend either of such sections.

      Section 203 of Delaware General Corporation Law

      Upon the listing of the Corporation's Common Stock on the American Stock Exchange, the Corporation will be subject to Section 203 of the General Corporation Law of the State of Delaware ("Section 203"), which generally prohibits any Delaware corporation that has a class of securities listed on a national securities exchange or more than 2,000 stockholders of record from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder owned 85% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time he became an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder), voting at an annual or special meeting of the stockholders and not acting by written consent. An "interested stockholder" generally is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's outstanding voting stock. A "business combination" includes mergers, consolidations, stock sales, asset sales and other transactions involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that results in a financial benefit to the interested stockholder.

      This need to acquire consent of the Corporation's Board of Directors and/or stockholders for Section 203 purposes imposes a substantial burden on a potential acquiror and could therefore act as an anti-takeover device.

      Item 2. Exhibits.

      1. Certificate of Incorporation, as amended, of the Registrant (filed as Exhibit 3.1 to the Registrant's Form 10-KSB for the Fiscal Year Ended September 30, 2001 (Commission File Number 1-13776) and incorporated herein by reference).

      2. By-Laws of the Registrant (filed as an Exhibit to the Registrant's Registration Statement on Form SB-2 (Commission File Number 33-86138) and incorporated herein by reference).

      3. Specimen Common Stock Certificate (filed as an Exhibit to the Registrant's Registration Statement on Form SB-2 (Commission File Number 33-86138) and incorporated herein by reference).


                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

September 19, 2002                        GREENMAN TECHNOLOGIES, INC.

                                          By: /s/ Charles E. Coppa

                                          Charles E. Coppa
                                          Chief Financial Officer